[WLRK Letterhead]







                                            December 6, 2005


BY EDGAR AND FEDERAL EXPRESS

Mr. Jim Peklenk
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

              Re:    Comment Letter dated September 16, 2005, Pertaining
                     to Sanofi-Aventis Form 20-F for Fiscal Year Ended
                     December 31, 2004, Filed April 11, 2005, File No. 001-31368
                     -----------------------------------------------------------

Dear Mr. Peklenk:

     Reference is made to the comments made by the Staff of the Commission in a letter dated September 16, 2005 to Jean Claude Leroy, Chief Financial Officer of Sanofi-Aventis, from James B. Rosenberg, Senior Assistant Chief Accountant of the Commission, and Sanofi-Aventis' response to the Staff's comments dated October 17, 2005. As requested, on behalf of our client, Sanofi-Aventis, we acknowledge that: (1) Sanofi-Aventis is responsible for the adequacy and accuracy of the disclosure in its securities filings; (2) the Staff's comments and changes to disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (3) Sanofi-Aventis may not assert the Staff's comments as a defense in any proceeding

Mr. Jim Peklenk
Securities and Exchange Commission
December 6, 2005
Page 2


initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or comments regarding this letter, please do not hesitate to contact the undersigned at (212) 403-1309.

                                                      Very truly yours

                                                      /s/ David A. Katz

                                                      David A. Katz



cc:    Jean Claude Leroy, SANOFI-AVENTIS CHIEF FINANCIAL OFFICER
       Jean Luc Renard, SANOFI-AVENTIS VP CORPORATE ACCOUNTING